Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: October 7, 2004

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15

D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☑     Form 40-F☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐     No☑

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Letter to the New York Stock Exchange, Inc. dated October 6th, 2004

SIGNATURES

        SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: October 7th, 2004	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

By Telefax-No. 001-212-656-5071 and by mail

Mr. Stefan Jekel
Account Representative
International Client Services
New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
U.S.A.

ALTANA AG

Postfach 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Deutschland
T +49 (0) 6172 1712-0
F +49 (0) 6172 1712-5 50
www.altana.de

October 6th, 2004

ALTANA Aktiengesellschaft

Dear Mr. Jekel,

in accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the third quarter of 2004.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

-	Number of treasury shares held by ALTANA AG as per June 30th, 2004:	4,711,554

-	Number of shares re-purchased from July 1st to September 30th, 2004:	637,634

-	Number of shares disposed of from July 1st to September 30th, 2004:	47,801

-	Number of treasury shares held by ALTANA AG on September 30th, 2004:	5,301,387

With kind regards,
ALTANA AG

Vorsitzender des Aufsichtsrats:
Justus Mische
/s/Paul Reuter	/s/ Rudolf Pietzke	Vorstand:
Dr. h. c. Nikolaus Schweickart (Vorsitzender)
Dr. Paul Reuter	Dr. Rudolf Pietzke	Dr. Hermann Küllmer,
Dr. Hans-Joachim Lohrisch,
Dr. Matthias Wolfgruber

Sitz und Registergericht:
Bad Homburg v. d. Höhe, HRB-Nr. 1933